

08025605

UNITEDSTATES
CURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL
OMB Number: 3235-0123
Expires: February 28, 2010
Estimated average burden
hours per response......12.00

SEC FILE NUMBER
8- 26525

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____**12/1/2006**_____ AND ENDING_____**11/30/2007**_____
                           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **John W. Loofbourrow Associates, Inc.**

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

44 Wall Street, 20th Floor

(No. and Street)

New York	**NY**	**10005**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John W. Loofbourrow   **212-558-6400 Ext 100**
                                                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

John M. Sacco, CPA

(Name – *if individual, state last, first, middle name*)

110 Corporate Park Drive	**White Plains**	**NY**	**10604**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

FEB 19 2008

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, __John W. Loofbourrow__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __John W. Loofbourrow Associates, Inc.__ , as of __November 30__ , 20 __07__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____
Signature

President
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JOHN W. LOOFBOURROW ASSOCIATES, INC.

Statement of Financial Condition
For the year ended November 30, 2007
With Report and Supplemental Report
Of Independent Auditor

(Filed as PUBLIC information pursuant to Rule 17a-5(d)
Under the Securities and Exchange Act of 1934)

JOHN W. LOOFBOURROW ASSOCIATES, INC.

Statement of Financial Condition

For the year ended November 30, 2007

TABLE OF CONTENTS

Independent Auditor's Report	3

Statement of Financial Condition	4
Notes to Statement of Financial Condition	5-8

JOHN M. SACCO
CERTIFIED PUBLIC ACCOUNTANT

110 CORPORATE PARK DRIVE - WHITE PLAINS, NEW YORK 10604-3807
(914) 253-8757
TELECOPIER (914) 253-8759
email: jmsaccocpa@verizon.net

INDEPENDENT AUDITOR'S REPORT

To the Stockholders of
    John W. Loofbourrow Associates, Inc.

I have audited the accompanying statement of financial condition of John W. Loofbourrow Associates, Inc. (the "Company") as of November 30, 2007. The statement of financial condition is the responsibility of the Company's management. My responsibility is to express an opinion on this statement of financial condition based on my audit.

I conducted the audit in accordance with auditing standards generally accepted in the United States. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the statement of financial conditions is free of material misstatement. I was not engaged to perform an audit of the Company's internal control over financial reporting. My audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, I express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the I statement of financial condition, and assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial condition presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of John W. Loofbourrow Associates, Inc. at November 30, 2007, in conformity with accounting principles generally accepted in the United States.

John Sacco

January 24, 2008
White Plains, New York

JOHN W. LOOFBOURROW ASSOCIATES, INC.

Statement of Financial Condition

November 30, 2007

ASSETS

Cash and cash equivalents	$	22,320
Securities owned, at fair value (cost $40,000)		10,000
Total assets	$	32,320

LIABILITIES & STOCKHOLDERS' EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	10,000
Due to Loofbourrow, Inc.		265
Total liabilities		10,265
Stockholders' equity:		
Common stock, no par value, 10,000 shares authorized, 4,319 shares issued and outstanding		
Additional paid-in capital	$	411,462
Accumulated deficit		(389,407)
Total stockholders' equity		20,055
Total liabilities and stockholders' equity		
	$	32,320

See accompanying notes.

4

JOHN W. LOOFBOURROW ASSOCIATES, INC.

Notes to Statement of Financial Condition

November 30, 2007

NOTE 1- ORGANIZATION

John W. Loofbourrow Associates, Inc. (the "Company") was organized as a corporation under the laws of the state of Delaware. The Company is a registered broker-dealer with the Security and Exchange Commissions ("SEC") and the Financial Industry Regulatory Authority ("FINRA") and the Municipal Securities Rulemaking Board.

NOTE 2-SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company is engaged in arranging equity and debt financing for Corporations in the United States. The Company does not carry customers' accounts and does not receive, deliver or hold customer cash or securities in connection with such transactions.

Cash Equivalents

The company considers securities purchased with maturities of three months or less to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and discloses of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes income, from financing and consulting fees for assisting clients in investment banking transactions, when the financing is completed. Initial non refundable fees are recorded at contract signing.

Interest income is recorded on the accrual basis.

Allowance for Bad Debts

The Company provides an allowance for doubtful accounts equal to the estimated collection losses based on management evaluation of outstanding accounts receivable at year ended. At November 30, 2007, the Company had no accounts receivable.

Securities

Private equity securities are valued at fair value based on the private status of the company, the financial projections of the company, and the fair value of a publicly traded company that has made tentative offer.

5

JOHN W. LOOFBOURROW ASSOCIATES, INC.

Notes to Statement of Financial Condition

November 30, 2007

NOTE 2-SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent Accounting Pronouncements: In June 2006, the FASB issued FIN No. 48, Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109. This interpretation clarifies the accounting and financial statement reporting for uncertainty in income taxes recognized by prescribing a recognition threshold measurement attribute for a tax position taken or expected to be taken in a tax return. The interpretation is effective for the Company on December 1, 2008 (Fiscal Year 2009). Management is currently evaluating the provisions of FIN 48 and its potential effect on its financial statements.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. SFAS 157, among other things, defines fair value, establishes a framework for measuring fair value and enhances disclosures about fair value measurements required under other accounting pronouncements, but does not change existing guidance as to whether or not an instrument is carried at fair value. SFAS 157 is effective for the Company on December 1, 2008 (Fiscal Year 2009). Management is currently evaluating the provisions of SFAS 157 and its potential effect on its financial statements.

NOTE 3-INVESTMENTS

In lieu of a receivable from a client the Company accepted 500,000 shares of stock in a private company, Sunrise Broadband Group. The Company assigned a fair value of $40,000 on the day the Company received the shares. This value was subsequently reduced to $10,000 as of November 30, 2006 and is included in securities owned on the statement of financial condition. Fair value was determined based on the private status of the company, the financial prospects of the company, and the fair value of a publicly traded company that has made a tentative acquisition offer. On October 17, 2006 Sunrise was acquired by Y-Tel International, Inc. and on January 29th, 2007 Y-Tel affected an 8.5 to 1 reverse split of the common stock and changed its name to NexHorison Communications, Inc.

At November 30, 2007, the Company held 58,823 shares of NexHorison Communications, Inc. at a value of $10,000.

NOTE 4-INCOME TAXES

Through November 30, 2000, the Company operated as an S Corporation for federal income tax purposes as provided in Section 1362(a) of the Internal Revenue Code. Under federal and state income tax laws generally applicable to S Corporations, the tax effects of the Company's activities during that period accrued directly to its shareholders. Accordingly, no deferred tax benefit for federal or state income taxes has been made for any net operating losses incurred prior to November 30, 2000. At November 30, 2000 the company had an accumulated deficit of approximately $340,000.

Local income taxes are provided for the tax effects of transactions reported in the financial statements.

JOHN W. LOOFBOURROW ASSOCIATES, INC.

Notes to Statement of Financial Condition

November 30, 2007

NOTE 4-INCOME TAXES (CONTINUED)

Effective December 1, 2000, the Company was organized for federal tax purposes as a C corporation. The Company accounts for income taxes in accordance with Financial Accounting Standards No. 109. The Company expects to pay no federal, state and local income taxes for the year due to its operating losses. At November 30, 2007 the Company has unused federal, state and local net operating loss carryforwards ("NOL's") of approximately $76,000. A valuation allowance equal to the NOL deferred tax asset (approximately $24,000) has been provided due to the Company's history of operating losses. The net operating losses carryforwards expire in various years thru November 30, 2027.

NOTE 5-RELATED PARTY TRANSACTIONS

The Company has an arrangement whereby Loofbourrow, Inc., a related entity with similar stockholders as the Company, provides employee services, equipment and administrative support services to the Company. Included in "selling, general and administrative expenses" on the statement of operations are approximately $482,000 of fees charged during the year by Loofbourrow, Inc. for advice provided to the Company with respect to various customer related financing transactions and approximately $18,000 to reimburse Loofbourrow, Inc. for the employee services, equipment and administrative expenses provided to the Company. During the year ended November 30, 2007 the principal shareholder of the Company provided significant services to Loofbourrow, Inc.

At November 30, 2007, the balance due to Loofbourrow, Inc. was $265 for services rendered and expenses incurred.

NOTE 6-PROFIT SHARING PLAN

The Company and Loofbourrow, Inc. maintain a profit-sharing plan (the "Plan") that covers all eligible employees who have reached the age of 21 and have completed one year of service with the Company or its affiliates. Contributions to the Plan are at the discretion of the Board of Directors. During the year ended November 30, 2007 their were no contributions to the plan.

NOTE 7-NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission's ("SEC's") Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15:1. At November 30, 2007, the Company had net capital of $12,055 which was $7,055 in excess of its net capital requirement of $5,000. The ratio of aggregate indebtedness to net capital at November 30, 2007 was approximately .852 to 1. The Company is exempt from the SEC's customer reserve requirements of Rule 15c3-3.

JOHN W. LOOFBOURROW ASSOCIATES, INC.

Notes to Statement of Financial Condition

November 30, 2007

NOTE -8-SHAREHOLDERS' EQUITY

On September 23, 2004, the Board of Directors of the Company and Loofbourrow, Inc. approved the issue to John Loofbourrow options to purchase shares of stock in each company. Each ten year option has a strike price of $68.89 to purchase 1 share in each of the two held companies, i.e. $68.89 purchases one share in each company. One option is granted for each $100 principal value of loan provided to the companies by John Loofbourrow. At November 30, 2007, 2,330 options had been granted.



OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 26525

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___**12/1/2006**___ AND ENDING___**11/30/2007**___
                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **John W. Loofbourrow Associates, Inc.**

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

44 Wall Street, 20th Floor

(No. and Street)

New York   **NY**   **10005**
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
   John W. Loofbourrow   **212-558-6400 Ext 100**
                                                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

   John M. Sacco, CPA

(Name – *If individual, state last, first, middle name*)

110 Corporate Park Drive   **White Plains**   **NY**   **10604**
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

     ☒ Certified Public Accountant

     ☐ Public Accountant

     ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

JOHN W. LOOFBOURROW ASSOCIATES, INC.

Statement of Financial Condition
For the year ended November 30, 2007
With Independent Auditor's Report

(Filed as PUBLIC information pursuant to Rule 17a-5(d)
Under the Securities and Exchange Act of 1934)

JOHN W. LOOFBOURROW ASSOCIATES, INC.

Statement of Financial Condition

For the year ended November 30, 2007

TABLE OF CONTENTS

Independent Auditor's Report	3

Statement of Financial Condition	4
Notes to Statement of Financial Condition	5-8

JOHN M. SACCO
CERTIFIED PUBLIC ACCOUNTANT

110 CORPORATE PARK DRIVE - WHITE PLAINS, NEW YORK 10604-3807
(914) 253-8757
TELECOPIER (914) 253-8759
email: jmsaccocpa@verizon.net

INDEPENDENT AUDITOR'S REPORT

To the Stockholders of
    John W. Loofbourrow Associates, Inc.

I have audited the accompanying statement of financial condition of John W. Loofbourrow Associates, Inc. (the "Company") as of November 30, 2007. The statement of financial condition is the responsibility of the Company's management. My responsibility is to express an opinion on this statement of financial condition based on my audit.

I conducted the audit in accordance with auditing standards generally accepted in the United States. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the statement of financial conditions is free of material misstatement. I was not engaged to perform an audit of the Company's internal control over financial reporting. My audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, I express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the I statement of financial condition, and assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial condition presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of John W. Loofbourrow Associates, Inc. at November 30, 2007, in conformity with accounting principles generally accepted in the United States.

John Sacco

January 24, 2008
White Plains, New York

3

JOHN W. LOOFBOURROW ASSOCIATES, INC.

Statement of Financial Condition

November 30, 2007

ASSETS

Cash and cash equivalents	$	22,320
Securities owned, at fair value (cost $40,000)		10,000
Total assets	$	32,320

LIABILITIES & STOCKHOLDERS' EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	10,000
Due to Loofbourrow, Inc.		265
Total liabilities		10,265
Stockholders' equity:		
Common stock, no par value, 10,000 shares authorized, 4,319 shares issued and outstanding		
Additional paid-in capital	$	411,462
Accumulated deficit		(389,407)
Total stockholders' equity		20,055
Total liabilities and stockholders' equity		
	$	32,320

See accompanying notes.

4

JOHN W. LOOFBOURROW ASSOCIATES, INC.

Notes to Statement of Financial Condition

November 30, 2007

NOTE 1- ORGANIZATION

John W. Loofbourrow Associates, Inc. (the "Company") was organized as a corporation under the laws of the state of Delaware. The Company is a registered broker-dealer with the Security and Exchange Commissions ("SEC") and the Financial Industry Regulatory Authority ("FINRA") and the Municipal Securities Rulemaking Board.

NOTE 2-SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company is engaged in arranging equity and debt financing for Corporations in the United States. The Company does not carry customers' accounts and does not receive, deliver or hold customer cash or securities in connection with such transactions.

Cash Equivalents

The company considers securities purchased with maturities of three months or less to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and discloses of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes income, from financing and consulting fees for assisting clients in investment banking transactions, when the financing is completed. Initial non refundable fees are recorded at contract signing.

Interest income is recorded on the accrual basis.

Allowance for Bad Debts

The Company provides an allowance for doubtful accounts equal to the estimated collection losses based on management evaluation of outstanding accounts receivable at year ended. At November 30, 2007, the Company had no accounts receivable.

Securities

Private equity securities are valued at fair value based on the private status of the company, the financial projections of the company, and the fair value of a publicly traded company that has made tentative offer.

5

JOHN W. LOOFBOURROW ASSOCIATES, INC.

Notes to Statement of Financial Condition

November 30, 2007

NOTE 2-SIGNIFICANT ACCOUNTING POLICIES (Continued)

__Recent Accounting Pronouncements__: In June 2006, the FASB issued FIN No. 48, Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109. This interpretation clarifies the accounting and financial statement reporting for uncertainty in income taxes recognized by prescribing a recognition threshold measurement attribute for a tax position taken or expected to be taken in a tax return. The interpretation is effective for the Company on December 1, 2008 (Fiscal Year 2009). Management is currently evaluating the provisions of FIN 48 and its potential effect on its financial statements.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. SFAS 157, among other things, defines fair value, establishes a framework for measuring fair value and enhances disclosures about fair value measurements required under other accounting pronouncements, but does not change existing guidance as to whether or not an instrument is carried at fair value. SFAS 157 is effective for the Company on December 1, 2008 (Fiscal Year 2009). Management is currently evaluating the provisions of SFAS 157 and its potential effect on its financial statements.

NOTE 3-INVESTMENTS

In lieu of a receivable from a client the Company accepted 500,000 shares of stock in a private company, Sunrise Broadband Group. The Company assigned a fair value of $40,000 on the day the Company received the shares. This value was subsequently reduced to $10,000 as of November 30, 2006 and is included in securities owned on the statement of financial condition. Fair value was determined based on the private status of the company, the financial prospects of the company, and the fair value of a publicly traded company that has made a tentative acquisition offer. On October 17, 2006 Sunrise was acquired by Y-Tel International, Inc. and on January 29th, 2007 Y-Tel affected an 8.5 to 1 reverse split of the common stock and changed its name to NexHorison Communications, Inc.

At November 30, 2007, the Company held 58,823 shares of NexHorison Communications, Inc. at a value of $10,000.

NOTE 4-INCOME TAXES

Through November 30, 2000, the Company operated as an S Corporation for federal income tax purposes as provided in Section 1362(a) of the Internal Revenue Code. Under federal and state income tax laws generally applicable to S Corporations, the tax effects of the Company's activities during that period accrued directly to its shareholders. Accordingly, no deferred tax benefit for federal or state income taxes has been made for any net operating losses incurred prior to November 30, 2000. At November 30, 2000 the company had an accumulated deficit of approximately $340,000.

Local income taxes are provided for the tax effects of transactions reported in the financial statements.

JOHN W. LOOFBOURROW ASSOCIATES, INC.

Notes to Statement of Financial Condition

November 30, 2007

NOTE 4-INCOME TAXES (CONTINUED)

Effective December 1, 2000, the Company was organized for federal tax purposes as a C corporation. The Company accounts for income taxes in accordance with Financial Accounting Standards No. 109. The Company expects to pay no federal, state and local income taxes for the year due to its operating losses. At November 30, 2007 the Company has unused federal, state and local net operating loss carryforwards ("NOL's") of approximately $76,000. A valuation allowance equal to the NOL deferred tax asset (approximately $24,000) has been provided due to the Company's history of operating losses. The net operating losses carryforwards expire in various years thru November 30, 2027.

NOTE 5-RELATED PARTY TRANSACTIONS

The Company has an arrangement whereby Loofbourrow, Inc., a related entity with similar stockholders as the Company, provides employee services, equipment and administrative support services to the Company. Included in "selling, general and administrative expenses" on the statement of operations are approximately $482,000 of fees charged during the year by Loofbourrow, Inc. for advice provided to the Company with respect to various customer related financing transactions and approximately $18,000 to reimburse Loofbourrow, Inc. for the employee services, equipment and administrative expenses provided to the Company. During the year ended November 30, 2007 the principal shareholder of the Company provided significant services to Loofbourrow, Inc.

At November 30, 2007, the balance due to Loofbourrow, Inc. was $265 for services rendered and expenses incurred.

NOTE 6-PROFIT SHARING PLAN

The Company and Loofbourrow, Inc. maintain a profit-sharing plan (the "Plan") that covers all eligible employees who have reached the age of 21 and have completed one year of service with the Company or its affiliates. Contributions to the Plan are at the discretion of the Board of Directors. During the year ended November 30, 2007 their were no contributions to the plan.

NOTE 7-NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission's ("SEC's") Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15:1. At November 30, 2007, the Company had net capital of $12,055 which was $7,055 in excess of its net capital requirement of $5,000. The ratio of aggregate indebtedness to net capital at November 30, 2007 was approximately .852 to 1. The Company is exempt from the SEC's customer reserve requirements of Rule 15c3-3.

JOHN W. LOOFBOURROW ASSOCIATES, INC.

Notes to Statement of Financial Condition

November 30, 2007

NOTE -8-SHAREHOLDERS' EQUITY

On September 23, 2004, the Board of Directors of the Company and Loofbourrow, Inc. approved the issue to John Loofbourrow options to purchase shares of stock in each company. Each ten year option has a strike price of $68.89 to purchase 1 share in each of the two held companies, i.e. $68.89 purchases one share in each company. One option is granted for each $100 principal value of loan provided to the companies by John Loofbourrow. At November 30, 2007, 2,330 options had been granted.



8